Exhibit (a)(1)(D)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares or ADSs (each as defined below). The Offer is the U.S. implementation of a mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to § 305(1) of the German Stock Corporation Act to purchase all Shares including those represented by ADSs, from any Unaffiliated Securityholder (as defined below) at that Unaffiliated Securityholder’s request in exchange for adequate cash compensation (angemessene Barabfindung), and is not a voluntary public takeover offer or any other offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or a takeover or tender offer under any other applicable German law. The Bidder (as defined below) does not assume any responsibility for making any further announcement or registrations or for obtaining further licenses or approvals in respect of the Offer outside of Germany and the United States. The Offer to which this Notice relates is made solely by the Offer Document dated November 30, 2006 to all Unaffiliated Securityholders resident in the United States and all holders of ADSs.
Notice of Offer to Purchase for Cash
All Bearer Shares With No Par Value,
Including those Represented by American Depositary Shares,
of
Schering Aktiengesellschaft
at
EUR 89.36 per share
by
Bayer Schering GmbH
(formerly Dritte BV GmbH)
a wholly owned subsidiary of
Bayer Aktiengesellschaft
      Bayer Schering GmbH (formerly Dritte BV GmbH), a German limited liability company (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a German stock corporation (“Bayer”), is offering (together with any amendments or supplements thereto, the “Offer”) to purchase from any holders (other than the Bidder and Schering Aktiengesellschaft, a German stock corporation (“Schering”) with respect to its holding of treasury shares) (“Unaffiliated Securityholders” (aussenstehende Aktionäre)) of bearer shares with no par value (the “Shares”) of Schering, including Shares represented by American Depositary Shares (“ADSs”), at any such Unaffiliated Securityholder’s request, its Shares at a purchase price of EUR 89.00 per Share plus an additional payment of EUR 0.36 per Share in cash (the sum of EUR 89.36 per Share being referred to herein as the “Offer Price”), plus interest thereon at the rate as described below (the Offer Price together with the interest thereon, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer Document published November 30, 2006 (the “Offer Document”) and (i) with respect to holders of Shares (but not ADSs) resident in the United States (“U.S. Shareholders”) tendering through The Bank of New York as settlement agent (the “U.S. Settlement Agent”), in the declaration of tender (the “U.S. Declaration of Tender”) and (ii) with respect to holders of ADSs, in the ADS letter of transmittal (the “ADS Letter of Transmittal”). This notice applies only to Shares held by U.S. Shareholders and ADSs (collectively, “U.S. Securities”).
      THE INITIAL TENDER PERIOD (AS DEFINED BELOW) AND THE TIME PERIOD FOR U.S. SHAREHOLDERS WHO TENDER THEIR SHARES THROUGH THE U.S. SETTLEMENT AGENT AND HOLDERS OF ADSs TO EXERCISE WITHDRAWAL RIGHTS WILL EXPIRE ON FRIDAY, DECEMBER 29, 2006 (MIDNIGHT FRANKFURT AM MAIN (FEDERAL REPUBLIC OF GERMANY) LOCAL TIME (“FRANKFURT TIME”), 6:00 P.M. NEW YORK (USA) LOCAL TIME (“NEW YORK TIME”)).
      A SUBSEQUENT TENDER PERIOD (AS DEFINED BELOW) WITHOUT WITHDRAWAL RIGHTS WILL CONTINUE IMMEDIATELY FROM THE EXPIRATION OF THE INITIAL

TENDER PERIOD AND EXPIRE ON WEDNESDAY, JANUARY 24, 2007 (MIDNIGHT FRANKFURT TIME, 6:00 P.M. NEW YORK TIME), UNLESS THEREAFTER EXTENDED.
      The Bidder is making this Offer because, in connection with a domination and profit and loss transfer agreement entered into by the Bidder and Schering on July 31, 2006 (the “Domination Agreement”), the Bidder is required pursuant to § 305(1) of the German Stock Corporation Act to offer to purchase from any Unaffiliated Securityholder at such Unaffiliated Securityholder’s request its Shares in exchange for “adequate cash compensation” (angemessene Barabfindung). The Domination Agreement was approved by the shareholders of Schering at an extraordinary general meeting held on September 13, 2006, and was registered in the commercial register for Schering and became effective on October 27, 2006. The adequate cash compensation that is being offered was determined in accordance with German legal requirements on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Schering at the time of, and the average stock exchange price in the three months period immediately preceding and including the date of, the general meeting in which the resolution to consent to the Domination Agreement was adopted (September 13, 2006). The applicable German law requires the adequate cash compensation to be determined by the parties to the Domination Agreement and examined by one or more duly qualified auditors chosen and appointed by a court (Vertragsprüfer). In determining the fair value of the enterprise of Schering on which the amount of the adequate cash compensation is based, the management board of Schering and the Bidder’s managing directors were advised by the financial auditors KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”). KPMG concluded after completion of its valuation that Schering’s value was EUR 87.63 per Share. Nevertheless the Bidder and Bayer, taking into account the price of EUR 89.00 which had been paid under the voluntary public takeover offer from April to July 2006, in the Domination Agreement decided to offer EUR 89.00 as adequate cash compensation offer in this Offer, thereby exceeding the value determined by KPMG. Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, which was, in accordance with applicable German law, chosen and appointed by court order to audit the Domination Agreement (Vertragsprüfer), confirmed that a EUR 89.00 cash compensation offer was adequate. On September 13, 2006, the day of the extraordinary general meeting of Schering AG, the Bidder declared that it would increase the amount of the cash compensation of EUR 89.00 to the weighted average domestic stock exchange price per Share in the last three months to be determined by the German Federal Financial Supervisory Authority (“BaFin”) pursuant to the German Takeover Act Regulation (Wertpapiererwerbs- und Übernahmegesetz Angebotsverordnung). On the same date, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft confirmed that the cash compensation plus the increase provided in said declaration of the Bidder were adequate. The BaFin determined EUR 89.36 per Share as the weighted average domestic stock exchange price per Share for the preceding three months as of September 13, 2006 in accordance with the German Takeover Act Regulation (so-called minimum price). Accordingly, the Bidder now offers to pay to all Unaffiliated Securityholders an amount of EUR 0.36 per tendered Share (the “Additional Payment”) in addition to the adequate cash compensation of EUR 89.00 for each tendered Share contractually agreed in the Domination Agreement. The Additional Payment is payable together with and under the same conditions as the contractually agreed cash compensation of EUR 89.00, resulting in a total Offer Price of EUR 89.36 per Share.
      Under applicable German law, no approval by Schering’s management board is necessary, other than the approval of the Domination Agreement, for the Bidder to commence or complete this Offer. Schering is required by U.S. federal securities laws to file with the U.S. Securities and Exchange Commission, within ten U.S. business days from the date of this Offer, a statement as to its position, if any, on the Offer.
      The Bidder is offering to pay the Offer Price of EUR 89.36 per Share in cash. As required under § 305(3) Sentence 3 of the German Stock Corporation Act, the Bidder will pay to all Unaffiliated Securityholders who tender into this Offer interest on the Offer Price from and including October 28, 2006 until (and including) the business day preceding the date of settlement at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) per annum prevailing from time to time. Any amount of interest so payable will be reduced by any Guaranteed Fixed Annual Dividend (as defined below) payments made to Unaffiliated Securityholders. As of the date of this announcement, the applicable base rate, which is adjusted bi-annually, is 1.95% per annum.
      U.S. Shareholders who tender their Shares through The Bank of New York, as the U.S. Settlement Agent and tendering holders of ADSs will have the option to elect to receive the Offer Consideration in U.S. dollars or Euros. Any such tendering U.S. Shareholder or holder of ADSs who makes no election will receive the Offer Consideration in U.S. dollars. In the event the Bidder pays any such tendering U.S. Shareholder or holder of ADSs in U.S. dollars, the Offer Consideration will be converted into U.S. dollars (i) with respect to the payment of the Offer Consideration for Shares tendered during the Initial Tender Period at the USD/ EUR “Bid”-rate published by WM/ Reuters on the day on which the custodian institution of the U.S. Settlement Agent receives the Offer Consideration relating to the Shares tendered during the Initial Tender Period in Euros at 4:00 pm London, England, local time (“London Time”), and (ii) with respect to the payment of the Offer Consideration for Shares tendered during the Subsequent Tender Period, at the USD/ EUR “Bid”-rate published by WM/ Reuters at 4:00 pm London Time on the day prior to payment to the tendering Unaffiliated Securityholder (unless on such day WM/ Reuters does not publish the USD/ EUR “Bid”-rate, in which case the Offer Consideration will be converted into USD at the USD/ EUR “Bid”-rate published by WM/ Reuters at 4:00 pm London Time on the first day prior to payment to the tendering Unaffiliated Securityholder on which such rate is available) (each a “Conversion Date”).
      On November 28, 2006, EUR 89.36 equaled $117.51 based on the USD/ EUR “Bid”-rate published by WM/ Reuters at 4:00 p.m. London Time. The actual amount of U.S. dollars to be received by U.S. Shareholders and ADS holders that elect to receive U.S. dollars (or make no election) will depend upon the USD/ EUR “Bid”-rate published by WM/ Reuters at 4:00 p.m. London Time on the applicable Conversion Date. U.S. Shareholders and holders of ADSs who elect on the U.S. Declaration of Tender or ADS Letter of Transmittal, as applicable, to receive the Offer Consideration in U.S. dollars (or make no election) should be aware that the U.S. dollar/ Euro exchange rate which is prevailing at the date on which such U.S. Shareholders or holders of ADSs tender their U.S. Securities may be different from the rate prevailing on the applicable Conversion Date. In all cases, U.S. Shareholders and holders of ADSs not electing to receive the Offer Consideration in Euros will bear the risk of fluctuations in the U.S. dollar/ Euro exchange rate.
      Unaffiliated Securityholders should note that the contractually agreed adequate cash compensation could be subject to review by the court in award proceedings (Spruchverfahren) which may be instituted by dissenting Unaffiliated Securityholders. If as a result of such award proceedings, the court increases the amount of the adequate cash compensation, or if such increase is agreed between parties in a settlement to avert or terminate the award proceedings, the contractually agreed adequate cash compensation already paid to Unaffiliated Securityholders pursuant to the Offer would be increased accordingly. However, the Additional Payment of EUR 0.36 per Share will be credited towards any such increase so that the Offer Price payable by the Bidder for tendered Shares will exceed EUR 89.36 only to the extent that the amount of the increase determined by the court or in a settlement exceeds the Additional Payment.
      The initial period during which U.S. Shareholders and holders of ADSs may tender into the Offer (the “Initial Tender Period”), will begin on November 30, 2006 and will end on December 29, 2006 (midnight Frankfurt Time, 6:00 p.m. New York Time). The subsequent tender period (the “Subsequent Tender Period”) will begin immediately upon expiration of the Initial Tender Period and end on January 24, 2007 (midnight Frankfurt Time, 6:00 p.m. New York Time), subject to extension to the extent mandated by German law. German law provides that if there are award proceedings (Spruchverfahren) instituted by dissenting Unaffiliated Securityholders challenging the Offer Price or the amount of the Guaranteed Fixed Annual Dividend (as defined below) payable under the Domination Agreement, the Subsequent Tender Period will be extended until the last day of the two-month period after the date on which public announcement is made of the resolution of the last such proceeding in the electronic Federal Gazette (elektronischer Bundesanzeiger). Unaffiliated Securityholders will not be entitled to withdraw Shares tendered during the Subsequent Tender Period. During the Subsequent Tender Period, U.S. Shareholders and holders of ADSs who did not tender their U.S. Securities during the Initial

Tender Period may tender their U.S. Securities and will be entitled to receive the same Offer Consideration offered during the Initial Tender Period in accordance with the terms and conditions set forth in the Offer Document, payable at their election, in U.S. dollars or Euros, as described above. U.S. Securities tendered during the Subsequent Tender Period may not be withdrawn.
      Subject to the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, the Bidder expressly reserves the right to amend the Offer in any respect (to the extent permitted for a German mandatory offer pursuant to §305(1) of the German Stock Corporation Act), in each case, by giving oral or written notice of such amendment to the U.S. Settlement Agent and by making a public announcement thereof by issuing a press release or other announcement.
      Pursuant to the Domination Agreement, beginning with the profits for the fiscal year 2007, the entire annual profits of Schering, if any, less any loss carried forward from the previous fiscal year and less any amount allocated to the statutory capital reserve (gesetzliche Rücklage), will be transferred to the Bidder. If, however, during any fiscal year during the term of the Domination Agreement, Schering incurs an annual net loss (Jahresfehlbetrag), the Bidder would have to pay to Schering an amount equal to such loss to the extent that the respective annual net loss is not fully compensated by utilizing profit reserves (Gewinnrücklagen) accrued at Schering since the date on which the Domination Agreement became effective (Verlustausgleichspflicht). No ordinary future dividends will be paid on the Shares during the term of the Domination Agreement, but pursuant to applicable German law Unaffiliated Securityholders will be entitled to receive annual recurring payments (Ausgleich) in proportion to their share in the share capital of Schering (which is herein referred to as “Guaranteed Fixed Annual Dividend”). In accordance with applicable German law, the Guaranteed Fixed Annual Dividend has been fixed at a gross amount of EUR 4.60 per Share (less certain corporate taxes). The Guaranteed Fixed Annual Dividend could be subject to review by the court in award proceedings (Spruchverfahren), which may be instituted by dissenting Unaffiliated Securityholders.
      Holders of ADSs may tender Shares represented by their ADSs into the Offer by timely delivering to the U.S. Settlement Agent (1) American Depositary Receipts (“ADRs”) or a confirmation of a book-entry transfer of such ADSs into the U.S. Settlement Agent’s account at The Depository Trust Company (“DTC”) (other than in the case of uncertificated ADSs registered on the books of JPMorgan Chase Bank, N.A. in “direct registration” or in the “global investor plan”), (2) a properly completed and duly executed ADS Letter of Transmittal or, solely in connection with a book-entry transfer of ADSs, an Agent’s Message (as defined in the Offer Document) and (3) any other documents required by the ADS Letter of Transmittal. In general, signature(s) on the ADS Letter of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (“Eligible Institution”), unless such ADSs have been tendered by an Eligible Institution.
      U.S. Shareholders may tender Shares into the Offer by (1) timely delivering to the U.S. Settlement Agent the U.S. Declaration of Tender and (2) instructing their custodian institution to deliver such Shares to the U.S. Settlement Agent’s account with its custodian institution in Germany. In general, signature(s) on the U.S. Declaration of Tender must be guaranteed by an Eligible Institution, unless such Shares have been tendered by an Eligible Institution. U.S. Shareholders may also tender their Shares into the Offer as it is being conducted and settled pursuant to applicable German law in Germany. U.S. Shareholders should inquire with their custodian institution on the applicable procedure and documentation for such a tender in Germany.
      Any tender by U.S. Shareholders tendering through the U.S. Settlement Agent and tendering holders of ADSs will only be valid if book-entry transfers of the respective Shares is made in a timely manner to the U.S. Settlement Agent’s account with it custodian institution in Germany for the purpose of transferring title in such Shares to the Bidder. If the ADS Letter of Transmittal or the U.S. Declaration of Tender, as applicable, has been duly received by the U.S. Settlement Agent within the Initial Tender Period or the Subsequent Tender Period, as applicable, the book-entry transfers of the Shares will be deemed to have been duly effected if the book-entry transfers have been effected by the third banking day after the expiration of the Initial Tender Period or the Subsequent Tender Period, as applicable, at the latest.
      Upon the tender of Shares by U.S. Shareholders through the U.S. Settlement Agent and the tender of ADSs into the Offer, the tendering shareholder offers to sell and transfer ownership of its Shares and the Bidder accepts that offer, in the case of a tender during the Initial Tender Period (if such U.S. Shareholder or holder of ADSs has not effectively withdrawn its tender by such time), immediately upon expiration of the Initial Tender Period, and in the case of a tender during the Subsequent Tender Period, immediately, and upon acceptance by the Bidder a contract will have been entered into between the respective tendering shareholder and the Bidder for the sale and transfer of ownership of such Shares on the terms and conditions set forth in the Offer Document.
      The Bidder will pay for U.S. Securities validly tendered pursuant to the Offer through the U.S. Settlement Agent who will act as agent, with respect to payment, for the U.S. Shareholders and holders of ADSs tendering U.S. Securities through the U.S. Settlement Agent. Upon the terms and subject to the conditions of the Offer, payment for the U.S. Securities properly tendered for sale through the U.S. Settlement Agent during the Initial Tender Period and not validly withdrawn, will be made no earlier than on January 9, 2007, (after the expiration of the Initial Tender Period), and payment for U.S. Securities tendered through the U.S. Settlement Agent during the Subsequent Tender Period, will be made no earlier than the fourth, but no later than the eighth, U.S. business day after receipt by the U.S. Settlement Agent of the related ADS Letter of Transmittal or U.S. Declaration of Tender, as applicable.
      U.S. SHAREHOLDERS TENDERING THEIR SHARES THROUGH THE U.S. SETTLEMENT AGENT AND HOLDERS OF ADSs WILL HAVE THE RIGHT TO WITHDRAW THEIR TENDERS ONLY DURING THE INITIAL TENDER PERIOD. NO UNAFFILIATED SECURITYHOLDER HAS ANY WITHDRAWAL RIGHTS DURING THE SUBSEQUENT TENDER PERIOD.
      By withdrawing tenders, the withdrawing Unaffiliated Securityholders will withdraw from their offer to sell and transfer their Shares to the Bidder.
      Except as set forth in the next sentence, U.S. Shareholders who tendered their Shares through the U.S. Settlement Agent may exercise their withdrawal rights only by (1) declaring their withdrawal to the U.S. Settlement Agent in writing and in a timely manner for a specified number of tendered Shares and (2) instructing the U.S. Settlement Agent during the Initial Tender Period to reverse the book-entry transfer of such tendered Shares. The declaration of withdrawal will become effective upon the timely reversal of the book-entry transfer of the withdrawn Shares.
      Holders of ADSs may exercise their withdrawal rights by timely delivering a written notice of withdrawal to the U.S. Settlement Agent, specifying (1) the name of the person who tendered the ADSs to be withdrawn and (2) the number of ADSs to be withdrawn and the name of the registered holder of such ADSs, if the name is different from the person who tendered such ADSs. If ADRs evidencing ADSs to be withdrawn have been delivered to the U.S. Settlement Agent, then, prior to the physical release of such ADRs, the serial numbers shown on such ADRs must be submitted to the U.S. Settlement Agent and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution if a signature guarantee was required on the ADS Letter of Transmittal. If ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn ADSs or must otherwise comply with DTC’s procedures.
      A U.S. Shareholder who tendered through the U.S. Settlement Agent or a holder of ADSs in each case that withdraws its tender may retender its Shares into the Offer, in accordance with the tender procedures described above, at any time before the expiration of the Subsequent Tender Period.

      The receipt of cash in the Offer in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes, and may be a taxable transaction for German income tax purposes and under other applicable state, local or foreign income or other tax laws. Unaffiliated Securityholders should consult their tax advisors about the particular effect the tender into the Offer will have on them. For more information on the U.S. federal income tax and German income tax consequences of accepting the Offer, see Section 14, entitled “Taxes”, of the Offer Document. The Offer Document also includes important information about the Bidder’s and Bayer’s intentions with respect to Schering. Unaffiliated Securityholders are urged to review that information carefully as it may affect their decision as to whether or not to tender their Shares, including those represented by ADSs.
      The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer Document and is incorporated herein by reference.
      The Staff of the SEC’s Division of Corporation Finance has granted relief with respect to matters in which the securities laws and practice in the United States conflict with those in Germany, to permit, among other things, (i) the payment of the Offer Consideration under circumstances in which it fluctuates due to the interest component thereof required by applicable German law and (ii) the extension of the Subsequent Tender Period until the Bidder’s obligation to make the Offer ceases to exist under applicable German law. This notice and the Offer Document have been prepared on the basis of such relief. See Section 15 of the Offer Document.
      The Offer Document and the applicable related documents described herein contain important information which should be read carefully before any decision is made with respect to the Offer.
      Questions and requests for assistance or copies of the Offer Document, the U.S. Declaration of Tender or the ADS Letter of Transmittal and other tender offer documents may be directed to the Information Agent, whose contact information is set forth below, and copies will be furnished promptly at the Bidder’s expense. Furthermore, the Offer Document has been published on the internet at http://www.bayer.de, where it can be downloaded and printed.

      U.S. Shareholders and holders of ADSs who own their U.S. Securities through a custodian institution, broker, dealer, commercial bank or other agent, and whose custodian institution, broker, dealer, commercial bank or other agent tenders U.S. Securities on such U.S. Shareholders’ or ADS holders’ behalf, may be charged a fee by such custodian institution, broker, dealer, commercial bank or other agent for doing so. Any non-German stock exchange fee, transfer tax or stamp tax which may be incurred as a result of the tender of U.S. Securities shall be borne by the tendering U.S. Shareholder or holder of ADSs. Fees for the cancellation of ADSs surrendered to the U.S. Settlement Agent will be borne by the Bidder.
The U.S. Settlement Agent for the Offer is:
The Bank of New York
Tender & Exchange Department
101 Barclay Street – 11W
Receive & Deliver Window – Street Level
New York, NY 10286
The Information Agent for the Offer is:
501 Madison Avenue, 20th Floor
New York, NY 10022
1-877-717-3925 (toll free in the United States)
1-212-750-5833 (banks and brokers call collect)
November 30, 2006

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